FILED BY:  V-ONE CORPORATION
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
 AND DEEMED FILED PURSUANT TO RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                             SUBJECT COMPANY:  V-ONE CORPORATION
                                                     COMMISSION FILE NO. 0-21511

      In connection with the proposed transactions, V-ONE Corporation ("V-ONE") and SteelCloud, Inc. ("SteelCloud") intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of V-ONE common stock and SteelCloud common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by V-ONE and SteelCloud with the SEC) at the SEC's website, www.sec.gov, and V-ONE stockholders and SteelCloud stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from V-ONE and SteelCloud. Such documents are not currently available.

      V-ONE and its directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of V-ONE common stock and SteelCloud common stock in connection with the proposed transactions. Information about the directors and executive officers of V-ONE is set forth in the proxy statement for V-ONE's 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2004. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

      SteelCloud and its directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of V-ONE common stock and SteelCloud common stock in connection with the proposed transactions. Information about the directors and executive officers of SteelCloud is set forth in the proxy statement for SteelCloud's 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 1, 2004. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

      This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Acquisition FAQ                                                     June 1, 2004


                  V-ONE ANSWERS MOST FREQUENTLY ASKED QUESTIONS
                      ON PROPOSED ACQUISITION BY STEELCLOUD


On May 20, 2004, V-ONE Corporation (V-ONE) and SteelCloud, Inc. (SteelCloud) announced the signing of a letter of intent for SteelCloud to acquire V-ONE in an all-stock transaction. V-ONE believes that the interests of our investors, employees, customers and partners will be best served through this business combination. This document provides answers to the most frequently asked questions from our shareholders regarding the proposed acquisition.


1. WHY DID V-ONE MANAGEMENT AND THE BOARD OF DIRECTORS DECIDE THE COMPANY SHOULD BE ACQUIRED BY STEELCLOUD?

   The combined capabilities of V-ONE and SteelCloud have the potential to significantly expand the reach of V-ONE's technology and products to the world's fastest growing security markets. With synergistic products, an improved balance sheet and a shared vision, V-ONE and SteelCloud, once combined, will be poised to be a leading innovator and marketer of security solutions for the government and corporate enterprise sectors.

   The network security environment has become increasingly competitive, particularly over the past two years, as new entrants introduce products that compete with V-ONE in the emerging application layer SSL VPN market. With this heightened competition, V-ONE management realized that although we were able to maintain accounts with long-standing customers, our weakened financial position was inhibiting our ability to win new contracts, expand our product development and protect and defend our intellectual property and technology patents. At the same time, our cash flow was being constrained by continuing delays in funding for projects we had hoped to begin implementing in the first half of this year.

   After a careful assessment of our financial position, we decided that in order to position our products to receive the developmental and marketing support they required, we needed to either raise additional capital or become part of a larger organization with a synergistic technology mix and greater financial resources than our own. V-ONE engaged H.C. Wainwright & Co. Inc. as its financial advisor to conduct a comprehensive search for a strategic partner. Our research concluded that SteelCloud was the best available partner to enable V-ONE's technology to reach its optimum potential. SteelCloud has a shared vision for building the security solution of tomorrow, products that could augment the V-ONE technology and complementary needs.

   We  believed  then  as  we  do  now  that  this   transaction   fulfills  our
   responsibility to our shareholders to maximize the value of their investment.


2. WHY ARE V-ONE COMMON SHAREHOLDERS REQUIRED TO EXCHANGE 8.5 SHARES OF COMMON STOCK FOR ONE SHARE OF STEELCLOUD COMMON STOCK?

   The conversion of (approximately) 8.5 shares of V-ONE common stock for one share of SteelCloud common stock reflects the approximate ratio of both companies' stock prices at the signing of the letter of intent. It also allows V-ONE to satisfy certain long-standing covenants with our preferred shareholders. In management's estimation, the alternative of seeking additional financing to secure and further the company's growth would have been dilutive to current shareholder value and would have addressed only V-ONE's fundamental need for cash without addressing market demands for a fully supported, comprehensive security solution.



3. WHY DID V-ONE MANAGEMENT REVERSE SPLIT THE COMPANY'S COMMON STOCK IF IT WAS CONTEMPLATING AN ACQUISITION? DID THIS REVERSE STOCK SPLIT HAVE A NEGATIVE EFFECT ON THE CONSIDERATION TO BE RECEIVED BY V-ONE SHAREHOLDERS IN THE STEELCLOUD TRANSACTION?

   The Board of Director's decision to combine two shares of V-ONE common stock into one share of common stock was made earlier this year and proxy materials for V-ONE's Annual Meeting of Shareholders, at which our shareholders approved the reverse stock split, were mailed to shareholders before we contemplated a transaction with SteelCloud. The principal reasons for the reverse stock split were the relatively low per share market price of the company's common stock and the need to increase the number of shares of common stock available for issuance to meet various business needs. The reverse stock split did not affect the purchase price to be paid by SteelCloud in the transaction and thus did not affect the value of the consideration to be received by V-ONE shareholders for their shares of company stock. The total consideration offered by SteelCloud to acquire all of V-ONE's issued and outstanding capital stock was based on the inherent value of V-ONE's products, technology and intellectual property and thus, would remain the same both before and after the reverse stock split.



4. WHAT CAN V-ONE SHAREHOLDERS EXPECT IN TERMS OF THE FUTURE VALUATION OF THEIR SHARES OF STEELCLOUD?

   We agreed to be acquired by SteelCloud because its network technology and product mix, as well as its financial position, represent the best available technical and marketing support for our application layer SSL VPN products. We will also be in a far stronger position to protect our intellectual property and technology patents, which represent a strategic asset in a high-growth market still in its early stages. The bottom line is that as a part of SteelCloud, we will be positioned to pursue market opportunities that we were unable to pursue alone. While we cannot predict the future valuation of SteelCloud shares, we have confidence that SteelCloud's award-winning technology and products, combined with our patented standards-based application layer SSL VPN capability, will create a leading provider of network security solutions.



5. WILL V-ONE AND STEELCLOUD BE RELEASING ADDITIONAL INFORMATION ABOUT THE ACQUISITION?

   Yes. Once the acquisition agreement is finalized, the companies will describe further details of the transaction. Also, the companies expect to hold a conference call to discuss the vision for the new company. Shareholders will be invited to participate and ask questions of management relating to the acquisition.

6. ASSUMING THE ACQUISITION AGREEMENT IS FINALIZED, WHEN WILL THE ACQUISITION ACTUALLY BECOME EFFECTIVE?

   After the receipt of all necessary shareholder, third-party and regulatory approvals, which we anticipate is likely to take several months.







FOR FURTHER INFORMATION, PLEASE CONTACT:



INVESTOR RELATIONS                  MEDIA
Jimmy Caplan                        Rick Eisenberg
Eisenberg Communications            Eisenberg Communications
(805) 687-8885                      (212) 496-6828




                           FORWARD-LOOKING STATEMENTS
                           --------------------------

This document may contain statements, estimates or projections that constitute "forward-looking" statements as defined under U.S. federal securities laws. Generally the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. A list and description of some of the risks and uncertainties can be found in our reports filed with the Securities and Exchange Commission from time to time, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.